AMENDED AND RESTATED

BTQ TECHNOLOGIES CORP.

Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2024 and 2023

(unaudited)

BTQ TECHNOLOGIES CORP.

Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

	September 30,	December 31,
	2024	2023
	$	$
	(unaudited)
Assets

Current assets
Cash	822,679	2,862,023
Short-term investments (Note 8)	-	577,875
Other receivables (Note 15)	198,429	120,569
Prepaid expenses and deposits	143,778	229,696
Total current assets	1,164,886	3,790,163

Non-current assets
Property and equipment (Note 4)	57,053	102,820
Right-of-use asset (Note 5)	143,686	29,905
Investments (Note 7)	77,229	77,229
Intangible asset (Note 19)	275,782	-
Deposits	45,336	35,872
Total non-current assets	599,086	245,826
Total assets	1,763,972	4,035,989

Liabilities and shareholders' equity (deficit)

Current liabilities
Accounts payable and accrued liabilities (Note 15)	1,179,221	859,709
Corporate taxes payable	65,020	65,000
Other payable	368,272	-
Current portion of lease obligation (Note 9)	88,776	33,554
Deferred revenue (Note 22)	565,497	-
Due to related parties (Note 15)	25,491	24,976
Total current liabilities	2,292,277	983,239

Non-current liabilities
Convertible debt (Note 10)	701,890	-
Lease obligation (Note 9)	57,341	-
Total liabilities	3,051,508	983,239

Shareholders' equity (deficit)
Share capital (Notes 3 and 11)	34,945,587	34,317,779
Equity portion of convertible debt reserve (Note 10)	305,555	-
Options reserve (Notes 3 and 12)	1,900,263	2,018,686
Warrants reserve	67,386	67,386
RSUs reserve (Note 14)	620,936	1,217,252
Deficit	(39,127,263)	(34,568,353)
Total shareholders' equity (deficit)	(1,287,536)	3,052,750
Total liabilities and shareholders' equity (deficit)	1,763,972	4,035,989

Nature of operations and going concern (Note 1)

Subsequent events (Note 24)

Approved and authorized for issuance on behalf of the Board of Directors on February 5, 2025:

"Olivier Roussy Newton"	Director	"Michael Resendes"	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BTQ TECHNOLOGIES CORP.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian dollars)

(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
	$	$	$	$
		(Restated -		(Restated -
		Note 23)		Note 23)

Revenue (Note 22)	326,094	-	416,667	-

Expenses

Consulting fees (Note 15)	339,374	37,728	423,434	86,185
Depreciation (Notes 4 and 5)	26,829	26,794	82,524	75,179
General and administrative (Note 21)	138,645	235,645	599,079	549,741
Marketing and promotion (Note 15)	110,923	510,254	573,278	898,375
Professional fees (Note 15)	220,847	245,798	836,106	438,714
Research and development (Note 15)	600,654	562,047	2,036,282	1,647,563
Share-based compensation (Notes 12, 14, and 15)	(324,481)	755,391	(190,931)	2,661,449
Transfer agent and regulatory fees	26,668	14,242	72,780	95,982
Wages and benefits (Note 15)	176,922	161,135	501,945	514,021

Total expenses	1,316,381	2,549,034	4,934,497	6,967,209

Loss before other income (expense)	(990,287)	(2,549,034)	(4,517,830)	(6,967,209)

Other income (expense)

Collaboration and grant income	-	139,713	-	153,188
Foreign exchange loss	(4,150)	(11,225)	(14,913)	(64,352)
Interest expense (Notes 9 and 10)	(12,755)	(4,326)	(15,604)	(26,041)
Interest income	6,183	6,669	17,774	8,733
Listing costs (Note 3)	-	-	-	(4,006,915)
Loss on sale of property and equipment	(28,337)	-	(28,337)	-
Transaction costs (Note 3)	-	-	-	(1,000,000)

Total other income (expense)	(39,059)	130,831	(41,080)	(4,935,387)

Net loss and comprehensive loss for the period	(1,029,346)	(2,418,203)	(4,558,910)	(11,902,596)

Loss per share, basic and diluted	(0.01)	(0.02)	(0.04)	(0.10)

Weighted average number of common shares outstanding	124,203,879	122,932,711	123,979,799	116,673,664

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BTQ TECHNOLOGIES CORP.

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (Deficit)
(Expressed in Canadian dollars)

(unaudited)

			Equity portion					Total
	Share capital		of convertible					shareholders'
			debt	Options	Warrants	RSUs		equity
	Number of	Amount	reserve	reserve	reserve	reserve	Deficit	(deficit)
	shares	$	$	$	$	$	$	$

Balance, December 31, 2023	123,193,879	34,317,779	-	2,018,686	67,386	1,217,252	(34,568,353)	3,052,750

Shares issued for options exercised	260,000	171,808	-	(67,808)	-	-	-	104,000

Share-based compensation	-		-	(50,615)	-	(140,316)	-	(190,931)

Shares issued for vested RSU's	750,000	456,000	-	-	-	(456,000)	-	-

Equity portion of convertible debt	-	-	305,555	-	-	-	-	305,555

Net loss and comprehensive loss for the period	-	-	-	-	-	-	(4,558,910)	(4,558,910)

Balance, September 30, 2024	124,203,879	34,945,587	305,555	1,900,263	67,386	620,936	(39,127,263)	(1,287,536)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BTQ TECHNOLOGIES CORP.

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (Deficit)
(Expressed in Canadian dollars)

(unaudited)

	Share capital						Total
							shareholders'
			Options	Warrants	RSU		equity
	Number of	Amount	reserve	reserve	reserve	Deficit	(deficit)
	shares	$	$	$	$	$	$
						(Restated -
						Note 23)

Balance, December 31, 2022	92,000,000	21,943,784	-	-	-	(19,165,058)	2,778,726

Shares of the Company pursuant to reverse takeover	8,747,629	3,499,051	-	-	-	-	3,499,051

Revaluation of stock options pursuant to reverse takeover	-	-	97,532	-	-	-	97,532

Shares issued for cash	18,001,250	7,200,500	-	-	-	-	7,200,500

Shares issued to finder for the Transaction	2,500,000	1,000,000	-	-	-	-	1,000,000

Share issuance costs	-	(160,560)	-	67,386	-	-	(93,174)

Shares issued from vested RSU's	1,822,500	712,125	-	-	(712,125)	-	-

Fair value of stock options granted	-	-	1,271,628	-	-	-	1,271,628

Fair value of restricted share units granted	-	-	-	-	1,389,821	-	1,389,821

Net loss and comprehensive loss for the period	-	-	-	-	-	(11,902,596)	(11,902,596)

Balance, September 30, 2023	123,071,379	34,194,900	1,369,160	67,386	677,696	(31,067,654)	5,241,488

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BTQ TECHNOLOGIES CORP.

Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

(unaudited)

	Nine months	Nine months
	ended	ended
	September 30,	September 30,
	2024	2023
	$	$
		(Restated -
		Note 23)
Operating activities

Net loss and comprehensive loss for the period	(4,558,910)	(11,902,596)

Items not involving cash:
Depreciation	82,524	75,179
Foreign exchange translation gain	(248)	(16,048)
Interest expense	15,604	26,041
Listing costs	-	4,006,915
Loss on disposal of property and equipment	28,337	-
Share-based compensation	(190,931)	2,661,449
Transaction costs	-	1,000,000

Changes in non-cash operating working capital:
Other receivables	(77,860)	16,236
Prepaid expenses and deposits	76,454	(403,102)
Accounts payable and accrued liabilities	319,512	(935,616)
Other payable	368,272	-
Deferred revenue	565,497	-

Net cash used in operating activities	(3,371,749)	(5,471,542)

Investing activities
Redemption of short-term investment	577,875	-
Proceeds from repayment of loan receivable	-	1,354,400
Purchase of property and equipment	-	(17,774)
Proceeds from disposal of property and equipment	2,758	-
Purchase of intangible asset	(275,782)	-
Purchase of investment	-	(13,314)
Cash acquired in reverse takeover	-	16,562

Net cash provided by investing activities	304,851	1,339,874

Financing activities
Repayment of lease obligation	(76,446)	(78,407)
Proceeds from convertible debt	1,000,000	-
Proceeds from issuance of shares	104,000	7,200,500
Share issuance costs	-	(93,174)

Net cash provided by financing activities	1,027,554	7,028,919

Change in cash	(2,039,344)	2,897,251

Cash, beginning of period	2,862,023	2,058,214

Cash, end of period	822,679	4,955,465
Supplemental cash flow information (Note 16)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three and Nine Months Ended September 30, 2024 and 2023 (Expressed in Canadian dollars) (unaudited)

1. NATURE OF OPERATIONS AND GOING CONCERN

BTQ Technologies Corp. (formerly Sonora Gold & Silver Corp.) ("the Company") was incorporated on November 23, 1983 under the Business Corporations Act (British Columbia). The principal activity of the Company is the development of computer-based technology related to post-quantum cryptography, particularly as it applies to blockchain and related technologies, and their protection from the emerging security risk of quantum computing. The Company's head office is located at 16-104 555 Burrard Street, Vancouver, BC, Canada. The Company's common shares trade on Cboe Canada under the ticker symbol "BTQ".

On February 17, 2023, the Company acquired all of the issued and outstanding shares of BTQ AG in exchange for 92,000,000 common shares. This transaction constituted a reverse takeover of the Company by BTQ AG with BTQ AG being identified as the accounting acquirer. As a result, these consolidated financial statements are a continuation of BTQ AG. The Company's results of operations are included from February 17, 2023 onwards, except for share capital which has been retroactively adjusted to reflect the capital of the Company. Refer to Note 3.

These consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. During the nine months ended September 30, 2024, the Company has a net loss and has negative cash flow from operations. As at September 30, 2024, the Company has a working capital deficit of $1,127,391 and an accumulated deficit of $39,127,263. The Company's ability to continue its operations and to realize its assets at their carrying values is dependent upon obtaining additional financing and generating revenues sufficient to cover its operating costs. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company's liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company. These factors indicate a material uncertainty that may cast significant doubt on the ability of the Company to continue as a going concern. These consolidated financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern. Such adjustments could be material.

2. BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") applicable to interim financial information, as outlined in International Accounting Standard ("IAS") 34, "Interim Financial Reporting" and using the accounting policies consistent with those in the audited financial statements as at and for the year ended December 31, 2023 except as detailed below.

The condensed interim consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical cost, except for certain financial assets and liabilities that are measured at fair value.

Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis except for certain financial assets and liabilities, which are measured at fair value, as specified by IFRS for each type of asset, liability, income, and expense as set out in the accounting policies below.

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three and Nine Months Ended September 30, 2024 and 2023 (Expressed in Canadian dollars) (unaudited)

2. BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, BTQ AG, a company incorporated in the Principality of Liechtenstein, and BTQ Technologies Australia Pty Ltd., a company incorporated in Australia.

These consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances are eliminated on consolidation. Control exists where the parent entity has power over the investee and is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the financial statements from the date control commences until the date control ceases.

Revenue recognition

Under IFRS 15, "Revenue from Contracts with Customers", the Company uses the 5-step model for revenue recognition based on identifying the contract with the customer, identifying the performance obligations, determining the individual transaction price, and allocating the transaction price to the individual performance obligations making up the contract. Revenue is then recognized when or as the associated performance obligations are delivered and based on the expected consideration to be received. The Company generates revenues from licensing the right to use the Company's intellectual property. The fees that are outlined in an agreement are recognized when the Company's obligations have been performed. For licenses with multiple performance obligations, the Company will identify specific distinct goods and services and will recognize revenue when the performance obligations for each distinct good or service has been performed.

Accounting standards issued but not yet effective

A number of new standards, and amendments to standards and interpretations, are not yet effective for the period ended September 30, 2024, and have not been early adopted in preparing these consolidated financial statements. The Company has assessed these standards, including amendments to IAS 1 - Non- current liabilities and Covenants, which is effective January 1, 2024. These new standards, and amendments to standards and interpretations are either not applicable or are not expected to have a significant impact on the Company's consolidated financial statements.

3. REVERSE TAKEOVER

On December 31, 2021 (as amended on April 29, 2022, July 30, 2022, and November 29, 2022), the Company, BTQ AG, and shareholders of BTQ AG entered into an agreement pursuant to which the Company agreed to acquire all of the issued and outstanding shares of BTQ AG (the "Transaction").

The closing of the Transaction occurred on February 17, 2023, at which time the Company issued 92,000,000 common shares in exchange for the issued and outstanding common shares of BTQ AG. The Company consolidated its common shares on a 10:1 basis immediately prior to the closing of the transaction.

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three and Nine Months Ended September 30, 2024 and 2023 (Expressed in Canadian dollars) (unaudited)

3. REVERSE TAKEOVER (continued)

As a result of the completion of the Transaction, the former shareholders of BTQ AG acquired 75.88% of the outstanding common shares of the Company, and, for accounting purposes, are considered to have acquired control of the Company. Accordingly, the Transaction constitutes a reverse acquisition of the Company by BTQ AG and has been accounted for as a reverse acquisition transaction in accordance with the guidance provided in IFRS 2, Share-based Payment and IFRS 3, Business Combinations. As the Company did not qualify as a business prior to the closing of the transaction according to the definition in IFRS 3, this reverse acquisition did not constitute a business combination; rather it was treated as an issuance of shares by BTQ AG for the net assets of the Company. Accordingly, no goodwill was recorded with respect to the Transaction. The Transaction was measured at the fair value of the common shares that BTQ AG would have had to issue to the shareholders of the Company, being 8,747,629 common shares with a fair value of $3,499,051, and the fair value of 350,000 stock options of the Company with a fair value of $97,532, to give the shareholders of the Company the same percentage of equity interest in the combined entity that results from the reverse acquisition had it taken the legal form of BTQ AG acquiring the Company. The Company issued 2,500,000 common shares with a fair value of $1,000,000 as a finder's fee for the Transaction. The fair value of common shares and stock options issued were estimated based on the Company's financing event which took place concurrently to the reverse takeover transaction at the price of $0.40 per common share. Refer to Note 10. As BTQ AG was deemed to be the acquirer for accounting purposes, its assets, liabilities, and operations since its incorporation on March 26, 2021 are included in these consolidated financial statements at their historical carrying values. The assets, liabilities, and results of operations of the Company are included in these consolidated financial statements from the date acquisition on February 17, 2023.

The purchase price was allocated as follows:

$
Fair value of the Company's shares (8,747,629 common shares)	3,499,051
Fair value of 350,000 stock options of the Company outstanding	97,532
Total consideration	3,596,583
Less: fair value of identifiable assets acquired and liabilities assumed:

Cash	16,562
Cash held in escrow	7,200,500
Receivables	25,308
Short-term investment	2,875
Accounts payable and accrued liabilities	(455,077)
Subscription receipts liabilities	(7,200,500)
Net liabilities assumed	(410,332)
Listing costs	4,006,915

The fair value of stock options of the Company was calculated using the Black-Scholes option pricing model with the following assumptions: volatility of 150%, expected life of 2.1 years, no dividends, no forfeitures, and a risk-free rate of 4.15%.

The Company issued 2,500,000 common shares with a fair value of $1,000,000 as a finder's fee for the Transaction.

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three and Nine Months Ended September 30, 2024 and 2023 (Expressed in Canadian dollars) (unaudited)

4. PROPERTY AND EQUIPMENT

		Furniture and
	IT equipment	equipment	Total
	$	$	$
Cost:

Balance, December 31, 2023	114,782	48,530	163,312
Disposals	(383)	(39,225)	(39,608)

Balance, September 30, 2024	114,399	9,305	123,704

Accumulated depreciation:

Balance, December 31, 2023	51,929	8,563	60,492

Addition	9,250	5,422	14,672
Disposals	(89)	(8,424)	(8,513)

Balance, September 30, 2024	61,090	5,561	66,651

Carrying amounts:
As at December 31, 2023	62,853	39,967	102,820
As at September 30, 2024	53,309	3,744	57,053

5. RIGHT-OF-USE ASSET

$
Cost:

Balance, December 31, 2023	184,426

Additions	179,170
Disposal	(184,426)

Balance, September 30, 2024	179,170

Accumulated depreciation:

Balance, December 31, 2023	154,521

Additions	67,852
Disposal	(184,426)
Foreign exchange translation difference	(2,463)

Balance, September 30, 2024	35,484

Carrying amounts:

As at December 31, 2023	29,905
As at September 30, 2024	143,686

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three and Nine Months Ended September 30, 2024 and 2023 (Expressed in Canadian dollars) (unaudited)

6. LOAN RECEIVABLE

On December 1, 2022, BTQ AG entered into an agreement with MEV Trading Inc. ("MEV"), under which the BTQ AG granted a loan of $1,354,400 (US$1,000,000) which is non-interest bearing, and due on June 30, 2023. In consideration for the loan, MEV issued a warrant to BTQ AG entitling BTQ AG to purchase shares of MEV non-voting stock equal to 10% of the loan amount based on the fully-diluted pre-money valuation of the borrower as determined by the most recent qualified equity financing round before the maturity date or within one year of issuance, whichever occurs earlier (expired on June 30, 2023). The fair value of the warrants issued was determined to be nominal. On August 7, 2023, the Company received repayment of the $1,343,300 (US$1,000,000) loan receivable.

7. INVESTMENTS

$
Balance, December 31, 2023 and September 30, 2024	77,229

During the year ended December 31, 2022, the BTQ AG invested $63,915 (US$50,000) in the form of a Simple Agreement for Future Equity ("SAFE") in the Holonym Foundation, which is a public benefit corporation. The investment is not traded in an active market.

On January 11, 2023, BTQ AG invested $13,314 (US$10,000) in the form of a SAFE into Cysic Inc. The investment is not traded in an active market.

8. SHORT-TERM INVESTMENT

The Company has pledged a guaranteed investment certificate ("GIC") as collateral for the Company's credit cards. The GIC earns interest at Prime Rate less 2.7% per annum and has a maturity date of June 6, 2026. The GIC was redeemed during the nine months ended September 30, 2024.

9. LEASE OBLIGATION

On May 15, 2022, the Company entered into a premises lease agreement which gives the Company the right to use an underlying asset which expired on May 14, 2024. The Company's obligation to make lease payments arising from the lease is calculated by discounting the fixed lease payments over the lease term at the Company's incremental borrowing rate. The incremental borrowing rate used in the calculation was 13%.

On May 15, 2024, the Company entered into a premises lease agreement which gives the Company the right to use an underlying asset which expires on May 14, 2026. The Company's obligation to make lease payments arising from the lease is calculated by discounting the fixed lease payments over the lease term at the Company's incremental borrowing rate. The incremental borrowing rate used in the calculation was 13%.

$
Balance, December 31, 2023	33,554
Addition	179,170
Payments	(76,446)
Interest	8,159
Foreign exchange translation difference	1,680

Balance, September 30, 2024	146,117

Less: current portion	88,776

Non-current portion	57,341

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three and Nine Months Ended September 30, 2024 and 2023 (Expressed in Canadian dollars) (unaudited)

10. CONVERTIBLE DEBT

On September 9, 2024, the Company issued convertible debt for proceeds of $1,000,000. The convertible debt is non-interest bearing and due on September 9, 2026. At the election of the lender, the principal amount of the debt is convertible into common shares at $0.40 per share.

The present value of the liability component of the convertible debt at issuance was $694,445, using a discount rate of 20%, which is the estimated interest rate the Company would pay on a similar debt instrument without a conversion option. The residual value of $305,555 was allocated to the equity component. The discount on the convertible debt totaling $305,555 will be amortized over the term of the convertible loans using the effective interest rate method. During the period ended September 30, 2024, the Company recorded accretion of $7,445 which is included in interest expense. As at September 30, 2024, the carrying value of the convertible debt is $701,890. Refer to Note 24(h).

11. SHARE CAPITAL

Authorized: Unlimited number of common shares without par value Share transactions during the three months ended September 30, 2024:

• During the nine months ended September 30, 2024, the Company issued 260,000 common shares for proceeds of $104,000 pursuant to the exercise of stock options. The fair value of stock options exercised of $67,808 was transferred from options reserve to share capital.

• On March 5, 2024, the Company issued 750,000 common shares pursuant to the conversion of vested RSUs. Upon conversion, the fair value of $456,000 for the vested RSUs was transferred from RSUs reserve to share capital.

Share transactions during the three months ended September 30, 2023:

• On February 17, 2023, the Transaction closed, resulting in a reverse takeover (refer to Note 3). The Transaction was measured at the fair value of the shares that BTQ AG would have had to issued to the shareholders of the Company, being 8,747,629 common shares with a fair value of $3,499,051.

• On February 17, 2023, the Company issued 2,500,000 common shares with a fair value of $1,000,000 as finder's fee for the Transaction.

• On February 17, 2023, the Company completed a subscription receipt financing of 18,001,250 common shares at $0.40 per share for gross proceeds of $7,200,500. In connection with the financing, the Company incurred share issuance costs of $93,174 and issued 232,936 finders' warrants with fair value of $67,386. The fair value of the finders' warrants was calculated using the Black-Scholes option pricing model.

• On July 7, 2023, the Company issued 1,822,500 common shares pursuant to the conversion of vested RSUs. Upon conversion, the fair value of $712,125 for the vested RSUs was transferred from RSUs reserve to share capital.

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three and Nine Months Ended September 30, 2024 and 2023 (Expressed in Canadian dollars) (unaudited)

11. SHARE CAPITAL (continued)

Escrowed shares

On completion of the Transaction, certain principals of the Company entered into a NP 46-201 Escrow Agreement with the NEO Exchange and Computershare Trust Company of Canada, as escrow agent, in respect of 45,250,000 common shares. Under the terms of the Escrow Agreement, 25% of such escrowed securities were released upon closing (February 17, 2023) with subsequent 25% releases occurring 6, 12, and 18 months from closing. These escrow shares will be released as follows:

Date of automatic timed release	Amount of escrow shares released
On the date that the Company's common shares were listed on the NEO, February 17, 2023	1/4 of the escrowed shares
6 months after the listing date (August 17, 2023)	1/4 of the escrowed shares
12 months after the listing date (February 17, 2024)	1/4 of the escrowed shares
18 months after the listing date (August 17, 2024)	The remainder of the escrowed shares

As at September 30, 2024, there are no common shares remaining in escrow.

12. STOCK OPTIONS

The Company has a stock option plan (the "Plan") for directors, officers, employees, and consultants of the Company. Stock options are exercisable for periods of up to five years, as determined by the Board of Directors of the Company, to purchase common shares of the Company at a price not less than the discounted market price on the date of the grant. The maximum number of shares which may be issuable under the Plan cannot exceed 10% of the total number of issued and outstanding common shares on a non- diluted basis.

The following table summarizes the continuity of the Company's stock options:

		Weighted
		average
		exercise
	Number of	price
	stock options	$

Outstanding, December 31, 2023	7,770,000	0.41

Granted	800,000	0.46
Exercised	(260,000)	0.40
Expired and forfeited	(3,120,000)	0.41

Outstanding, September 30, 2024	5,190,000	0.43

Exercisable, September 30, 2024	2,770,000	0.42

Additional information regarding stock options outstanding as at September 30, 2024, is as follows:

	Outstanding			Exercisable
		Weighted
		average	Weighted		Weighted
Range of		remaining	average		average
exercise prices	Number of	contractual	exercise price	Number of	exercise price
$	stock options	life (years)	$	stock options	$

0.40 to 0.45	4,400,000	2.1	0.41	2,487,500	0.40
0.485 to 0.50	580,000	2.7	0.49	230,000	0.56
0.64 to 0.65	160,000	3.3	0.64	40,000	0.64
0.68	50,000	3.9	0.68	12,500	0.68
	5,190,000	2.2	0.43	2,770,000	0.42

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three and Nine Months Ended September 30, 2024 and 2023 (Expressed in Canadian dollars) (unaudited)

12. STOCK OPTIONS (continued)

The fair value for stock options granted have been estimated using the Black-Scholes option pricing model assuming no expected dividends or forfeitures and the following weighted average assumptions:

	Nine months	Nine months
	ended	ended
	September 30,	September 30,
	2024	2023
Risk-free interest rate	3.38%	3.40%
Expected life (in years)	4.6	4.37
Expected volatility	215%	150%

During the nine months ended September 30, 2024, the Company recognized share-based compensation expense of $(50,615) (2023 - $1,271,628), with a corresponding increase to options reserve. The weighted average fair value of the stock options granted during the nine months ended September 30, 2024 was $0.45 (2023 - $0.34) per option.

13. SHARE PURCHASE WARRANTS

The following table summarizes the continuity of share purchase warrants:

		Weighted
		average
		exercise
	Number of	price
	warrants	$
Balance, December 31, 2023 and September 30, 2024	232,936	0.40

As at September 30, 2024, the following share purchase warrants were outstanding and exercisable:

Number of	Exercise
warrants	price
outstanding	$	Expiry date

232,936	0.40	February 17, 2025

14. RESTRICTED SHARE UNITS

A summary of the changes in RSUs is presented below:

Number of
RSUs
Balance, December 31, 2023	1,985,000
Converted to shares	(750,000)
Balance, September 30, 2024	1,235,000
Unvested	67,500
Vested, September 30, 2024	1,167,500

During the nine months ended September 30, 2024, the Company recognized share-based compensation expense of $(140,316) (2023 - $1,389,821) with a corresponding decrease to RSU reserve and $456,000 (2023 - $712,125) was transferred to share capital upon the vesting of 750,000 RSUs.

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three and Nine Months Ended September 30, 2024 and 2023 (Expressed in Canadian dollars) (unaudited)

15. RELATED PARTY TRANSACTIONS

Key management personnel are persons responsible for planning, directing, and controlling the activities of an entity, and include all officers and directors of the Company. Key management personnel compensation during the nine months ended September 30, 2024 and 2023 was comprised of the following:

	Nine months	Nine months
	ended	ended
	September 30,	September 30,
	2024	2023
	$	$
Consulting fees	24,291	72,668
Marketing and promotion	73,462	72,668
Professional fees	63,000	38,661
Research and development	106,201	339,660
Wages and benefits	230,736	216,812
Total short-term benefits	497,690	740,469
Share-based payments	(6,747)	577,281
	490,943	1,317,750

As at September 30,2024, the Company owed $116,580 (December 31, 2023 - $114,223) to the CEO of the Company, of which $91,089 (December 31, 2023 - $89,247) is included in accounts payable and accrued liabilities. The amounts owed are non-interest bearing, unsecured, and due on demand.

As at September 30, 2024, the Company was owed $149,924 (December 31, 2023 - $49,888) from the Chief Operating Officer ("COO") of the Company, which is included in other receivables.

As at September 30, 2024, the Company owed $7,350 (December 31, 2023 - $7,350) to a firm where the Chief Financial Officer of the Company is a partner, which is included in accounts payable and accrued liabilities.

As at September 30, 2024, the Company owed $134,990 (December 31, 2023 - $132,260) to the former Chief Cryptographer of the Company, which is included in accounts payable and accrued liabilities.

As at September 30, 2024, the Company owed $8,099 (December 31, 2023 - $7,936) to the Head of Corporate Development of the Company, which is included in accounts payable and accrued liabilities.

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three and Nine Months Ended September 30, 2024 and 2023 (Expressed in Canadian dollars) (unaudited)

 16. SUPPLEMENTAL CASH FLOW INFORMATION

	Nine months	Nine months
	ended	ended
	September 30,	September 30,
	2024	2023
	$	$

Non-cash investing and financing activities:
Discount on convertible debt recorded in equity portion of convertible debt reserve	305,555	-
Receivables acquired in reverse takeover	-	25,308
Short-term investment acquired in reverse takeover	-	2,875
Accounts payable and accrued liabilities assumed in reverse takeover	-	455,077
Shares issued as a finder's fee for the Transaction		1,000,000
Finders' warrants issued pursuant to private placement	-	67,386
Fair value of stock options exercised transferred from options reserve to share capital	67,808	-
Shares issued for vested RSUs	456,000	712,125

17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Fair Values

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

• Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

• Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

• Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Assets and liabilities measured at fair value on a recurring basis were presented on the Company's statement of financial position as at September 30, 2024 and December 31, 2023 as follows:

Fair value measurements using
	Quoted prices in	Significant
	active markets	other	Significant
	for identical	observable	unobservable	Balance,
	instruments	inputs	inputs	September 30,
	(Level 1)	(Level 2)	(Level 3)	2024
	$	$	$	$
Investments	-	-	77,229	77,229

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three and Nine Months Ended September 30, 2024 and 2023 (Expressed in Canadian dollars) (unaudited)

17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

(a) Fair Values (continued)

Fair value measurements using
	Quoted prices in	Significant
	active markets	other	Significant
	for identical	observable	unobservable	Balance,
	instruments	inputs	inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2023
	$	$	$	$
Investments	-	-	77,229	77,229

The fair values of the Company's other financial instruments, which include cash, short-term investment, other receivables, accounts payable and accrued liabilities, other payable, lease obligation, and due to related parties, approximate their carrying values due to the relatively short-term maturity of these instruments.

(b) Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. The carrying amount of financial assets represents the maximum credit exposure.

(c) Foreign Exchange Rate Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in a foreign currency.

The following tables indicate the impact of foreign currency exchange risk on net working capital as at September 30, 2024 and December 31, 2023. The tables below also provides a sensitivity analysis of a 10% strengthening of the foreign currency against functional currencies identified which would have increased (decreased) the Company's net loss by the amounts shown in the tables below. A 10% weakening of the foreign currency against the functional currencies would have had the equal but opposite effect as at September 30, 2024 and December 31, 2023.

As at September 30, 2024	AUD	TWD	US$
Cash	-	1,091,534	49,450
Accounts payable and accrued liabilities	(348,500)	(1,216,211)	(170,056)
Lease obligation	-	(3,417,780)	-
Total foreign currency financial assets and liabilities	(348,500)	(3,542,457)	(120,606)
Impact of a 10% strengthening or weakening of foreign exchange rate	34,850	354,246	12,061

As at December 31, 2023	TWD	US$
Cash	9,201,660	296,479
Accounts payable and accrued liabilities	-	(190,659)
Lease obligation	(778,794)	-
Total foreign currency financial assets and liabilities	8,422,866	105,820
Impact of a 10% strengthening or weakening of foreign exchange rate	842,287	10,582

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three and Nine Months Ended September 30, 2024 and 2023 (Expressed in Canadian dollars) (unaudited)

17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

(d) Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk as it does not have any liabilities with variable rates.

(e) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company relies on raising debt or equity financing in a timely manner. Refer to going concern disclosure in Note 1.

The following amounts are the contractual maturities of financial liabilities as at September 30, 2024 and December 31, 2023:

As at September 30, 2024		Within	Within
	Total	1 year	2-5 years
	$	$	$
Accounts payable and accrued liabilities	1,179,221	1,179,221	-
Other payable	368,272	368,272	-
Lease obligation	146,117	88,776	57,341
Convertible debt	1,000,000	-	1,000,000
Due to related parties	25,491	25,491	-
Total	2,719,101	1,661,760	1,057,341

As at December 31, 2023		Within	Within
	Total	1 year	2-5 years
	$	$	$
Accounts payable and accrued liabilities	856,682	856,682	-
Lease obligation	33,554	33,554	-
Due to related parties	28,003	28,003	-
Total	918,239	918,239	-

18. CAPITAL MANAGEMENT

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash and equity comprised of issued share capital, share-based payment reserve, and warrant reserve.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company's overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2023.

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three and Nine Months Ended September 30, 2024 and 2023 (Expressed in Canadian dollars) (unaudited)

19. INTANGIBLE ASSETS

On July 23, 2024, the Company entered into an agreement to purchase the intellectual property relating to four US patent applications for $275,782.

20. SEGMENTED INFORMATION

The Company has one operating segment, the research and development of computer-based technology related to post-quantum cryptography. The Company's head office is in Canada and operations are in Canada and Taiwan. Geographic information for revenue and non-current assets other than financial instruments is as follows:

As at September 30, 2024	Canada	Taiwan	Total
	$	$	$
Non-current assets
Property and equipment	-	57,053	57,053
Right-of-use asset	-	143,686	143,686
Intangible asset	275,782	-	275,782
Deposits	-	45,336	45,336
	275,782	246,075	521,857
Revenue	416,667	-	416,667

As at December 31, 2023	Canada	Taiwan	Total
	$	$	$
Non-current assets
Property and equipment	-	102,820	102,820
Right-of-use asset	-	29,905	29,905
Deposits	-	35,872	35,872
	-	168,597	168,597

21. GENERAL AND ADMINISTRATIVE EXPENSES

The following is a breakdown of general and administrative expenses for the nine months ended September 30, 2024 and 2023:

	Nine months	Nine months
	ended	ended
	September 30,	September 30,
	2024	2023
	$	$
Foreign office representation	-	93,971
Insurance	47,500	45,500
IT and communications	118,079	4,995
Office and miscellaneous	97,185	249,863
Rent	143,862	76,477
Travel	192,453	78,935
	599,079	549,741

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three and Nine Months Ended September 30, 2024 and 2023 (Expressed in Canadian dollars) (unaudited)

22. REVENUE

During the nine months ended September 30, 2024, the Company earned license revenue of $416,667 (2023 - $nil) from a company controlled by the COO. As at September 30, 2024, the Company has deferred revenue of $565,497 (December 31, 2023 - $nil) for this company.

A breakdown of the revenue is presented below:

	Nine months	Nine months
	ended	ended
	September 30,	September 30,
	2024	2023
	$	$
Major goods/service lines

Software license and related consulting services	416,667	-

Timing of revenue recognition

Software license and services transferred over time	416,667	-

23. RESTATEMENT

The Company has restated its financial statements for the three and nine months ended September 30, 2023 to correct expense cut-off errors, accounting for the premises lease under IFRS 16, amortization expenses related to improperly capitalized intangible assets and the application of the change in functional and presentation currency, refer to our 2023 audited financial statements. The statement of cash flows has been restated to reflect the changes detailed above.

The impact of the restatements for the three and nine months ended September 30, 2023 is summarized below:

Statement of Operations and Comprehensive Loss

	Nine months ended September 30, 2023
	As reported	Adjustments	As restated
	$	$	$
Expenses

Depreciation	451,958	(376,779)	75,179
General and administrative	484,384	65,357	549,741
Professional fees	483,816	(45,102)	438,714
Research and development	1,664,950	(17,387)	1,647,563
Transfer agent and regulatory fees	216,701	(120,719)	95,982

Total expenses	7,461,839	(494,630)	6,967,209

Loss before other income (expense)	(7,461,839)	494,630	(6,967,209)

Other income (expense)
Foreign exchange loss	(43,484)	(20,868)	(64,352)
Interest expense	(37,969)	11,928	(26,041)

Total other income (expense)	(4,926,447)	(8,940)	(4,935,387)

Comprehensive income (loss)	(12,388,286)	485,690	(11,902,596)

Foreign currency translation adjustment	(46,153)	46,153	-

Net loss and comprehensive loss	(12,434,439)	531,843	(11,902,596)

Loss per share, basic and diluted	(0.11)	0.01	(0.10)

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three and Nine Months Ended September 30, 2024 and 2023 (Expressed in Canadian dollars) (unaudited)

23. RESTATEMENT (continued)

Statement of Operations and Comprehensive Loss (continued)

	Three months ended September 30, 2023
	As reported	Adjustments	As restated
	$	$	$
Expenses

Depreciation	229,689	(202,895)	26,794
General and administrative	112,058	123,587	235,645
Professional fees	245,728	70	245,798
Research and development	574,946	(12,899)	562,047
Transfer agent and regulatory fees	14,055	187	14,242
Wages and benefits	148,209	12,926	161,135
Total expenses	2,628,058	(79,024)	2,549,034
Loss before other income (expense)	(2,628,058)	79,024	(2,549,034)
Other income (expense)
Foreign exchange loss	(33,728)	22,503	(11,225)
Interest expense	(37,969)	33,643	(4,326)
Total other income (expense)	74,685	56,146	130,831
Net loss for the period	(2,553,373)	135,170	(2,418,203)
Comprehensive Income (loss)
Foreign currency translation adjustment	124,904	(124,904)	-
Net comprehensive loss for the period	(2,428,469)	10,266	(2,418,203)
Loss per share, basic and diluted	(0.02)	-	(0.02)

Statement of Changes in Shareholders' Equity

	As at September 30, 2023
	As reported	Adjustments	As restated
	$	$	$
Shareholders' equity

Accumulated other comprehensive loss	(46,153)	46,153	-
Deficit	(31,553,344)	485,690	(31,067,654)
Total shareholders' equity	4,709,645	531,843	5,241,488

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three and Nine Months Ended September 30, 2024 and 2023 (Expressed in Canadian dollars) (unaudited)

23. RESTATEMENT (continued)

Statement of Cash Flows

	Nine months ended September 30, 2023
	As reported	Adjustments	As restated
	$	$	$
Operating activities

Net loss for the period	(12,388,286)	485,690	(11,902,596)

Items not involving cash:
Depreciation	451,958	(376,779)	75,179
Foreign exchange loss	-	(16,048)	(16,048)
Interest expense	37,927	(11,886)	26,041

Changes in non-cash operating working capital:
Accounts payable and accrued liabilities	(745,900)	(189,716)	(935,616)

Net cash used in operating activities	(5,362,803)	(108,739)	(5,471,542)

Financing activities

Repayment of lease obligations	(149,004)	70,597	(78,407)

Net cash provided by financing activities	6,958,322	70,597	7,028,919

Effect of foreign exchange rate changes on cash and cash equivalents	(38,142)	38,142	-

Change in cash and cash equivalents	2,897,251	-	2,897,251

24. SUBSEQUENT EVENTS

(a) On October 1, 2024, the Company granted 1,000,000 stock options exercisable at $0.35 per common share expiring on October 1, 2027 to a consultant. On December 28, 2024, the stock options were modified to reduce the number of stock options granted to 125,000.

(b) On October 22, 2024, the Company granted 50,000 stock options exercisable at $0.42 per common share expiring on October 22, 2026 to a director of the Company.

(c) On November 5, 2024, the Company issued 90,000 common shares pursuant to the conversion of vested RSUs.

(d) On November 8, 2024, the Company entered into a convertible debt agreement for proceeds of $500,000. The convertible debt is non-interest bearing and due on November 14, 2026. At the election of the lender, the principal amount of the debt is convertible into common shares at $0.40 per share. Refer to Note 24(h).

(e) On December 2, 2024, the Company granted 300,000 stock options exercisable at $0.27 per common share expiring on December 2, 2029.

(f) On December 9, 2024, the Company issued 800,000 RSUs to consultants that will vest over a period of 2 years.

(g) On December 10, 2024, the Company granted 50,000 stock options exercisable at $1.51 per common share expiring on December 10, 2029.

(h) On December 19, 2024, the Company issued 3,355,704 common shares at $2.98 per share for gross proceeds of $10,000,000. In connection with the financing, the Company incurred share issuance costs of $764,288 and issued 167,785 finder's warrants exercisable at $4.09 per common share expiring on December 19, 2029.

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three and Nine Months Ended September 30, 2024 and 2023 (Expressed in Canadian dollars) (unaudited)

24. SUBSEQUENT EVENTS (continued)

(i) On December 24, 2024, the Company issued 3,750,000 common shares pursuant to the conversion of $1,500,000 in convertible debt.

(j) On January 3, 2025, the Company entered into an agreement to acquire intellectual property for $72,210 (US$50,000).

(k) Subsequent to September 30, 2024, the Company issued 425,000 common shares for proceeds of $170,000 pursuant to the exercise of stock options.

(l) Subsequent to September 30, 2024, the Company issued 174,542 common shares for proceeds of $69,817 pursuant to the exercise of share purchase warrants.